Transgene : cash position and net cash expenditures
as of September 30, 2005

Strasbourg, France, October 19, 2005 – Transgene S.A. (Eurolist Paris: FR0005175080)

Transgene announces its cash position and net cash expenditures for the nine months ending September 30, 2005 (unaudited figures, IAS/IFRS).

Cash, cash equivalents and short term investments totaled € 31.5 million (US$ 37.9 million) at September 30, 2005. In July 2005, the company raised net proceeds of € 32.6 million (US$ 39.3 million) through a successful capital increase in Europe.

The net cash expenditures, excluding the effect of the July 2005 follow-on offering, amounted to € 5.2 million (US$ 6.3 million) for the third quarter of 2005, compared to € 4.8 million (US$ 5.8 million) in the third quarter of 2004. The net cash expenditures for the first nine months of 2005, excluding the July 2005 follow-on offering, amounted to € 15.3 million (US$ 18.4 million) compared to € 14.9 million (US$ 17.9 million) in the same period of 2004.

The refinancing of July 2005 will enable Transgene to advance its clinical projects which include :

•	TG 4010 (MVA-MUC1-IL2) : the start, by the end of 2005, of the 140-patient controlled, randomized Phase IIb trial to treat non-small cell lung cancer (NSCLC);

•	TG 4001 (MVA-HPV-IL2) : patient enrolment in the Phase II trial has been completed in patients with Cervical Intraepithelial Neoplasia (CIN2/3);

•	TG 1042 (Ad-IFNã) : final Phase I/II clinical results are expected by the end of 2005 in cutaneous lymphoma.

Recent highlights :

On July 21, 2005, Transgene announced that Merck & Co., Inc. had met a clinical development milestone for a vaccine candidate constructed with Transgene’s proprietary homologous recombination technology. This technology enables the highly efficient and rapid generation of recombinant viral vectors, in particular adenovirus vectors, which can be used in a broad range of applications, including recombinant vaccines and in vitro diagnostics.

On October 13, 2005, Transgene announced it had signed a manufacturing agreement with Innogenetics, a biotechnology company located in Gent, Belgium, to produce Innogenetics’clinical-grade Hepatitis B therapeutic vaccine candidate. Transgene will be paid a fixed total amount, with installments made at specified times over the life of the contract.

For further information on these deals please see Transgene’s web site: www.transgene.fr

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2042, the rate of the Central European Bank on September 30, 2005.

About Transgene

Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The company has three compounds in Phase II trials and one compound in Phase I study. Transgene has bio-manufacturing capacities for the production of viral-based vectors and technologies available for out-licensing. For further information about Transgene, please visit www.transgene.fr

This press release contains forward-looking statements regarding Transgene’s clinical development plans and its manufacturing activities to be performed under contract. These statements are based on Transgene’s current expectations and beliefs. However, the clinical development of Transgene’s products is subject to numerous risks and uncertainties, including the suspension or delay of regulatory approvals for product testing, Furthermore, it is not certain that any of the products which Transgene is developing will ever demonstrate adequate therapeutic efficacy or achieve commercial use. Also, as is the case with the production of any highly advanced biopharmaceutical products, technical difficulties may arise which cause delays in production or unanticipated costs. Actual results may therefore be less favorable than anticipated. For a description of the risks facing Transgene, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Contacts:

Transgene
Philippe Poncet, CFO
+33 3 88 27 91 21

Capital MS&L
Shaun Brown
Mary Clark
+44 (0)20 7307 5330

Société anonyme au capital de 33 665 437 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00 Fax : + 33 3 88 27
91 11
www.transgene.fr